                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                          John Q. Hammons Hotels, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    408623106
             ------------------------------------------------------
                                 (CUSIP Number)


                             Gary R. Silverman, Esq.
                                Kaye Scholer LLC
                           Three First National Plaza
                                   41st Floor
                             70 West Madison Street
                             Chicago, IL 60602-4231
                                 (312) 583-2330
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2005
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 408623106               SCHEDULE 13D


1     NAMES OF REPORTING PERSONS:
      JQH Acquisition LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *
      AF, OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
  NUMBER OF                   0
    SHARES              --------------------------------------------------------
 BENEFICIALLY           8     SHARED VOTING POWER
OWNED BY EACH                 18,089,823
  REPORTING             --------------------------------------------------------
 PERSON WITH            9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,089,823
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      82.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *
      OO
--------------------------------------------------------------------------------


                               * SEE INSTRUCTIONS

                                  SCHEDULE 13D

      This Amendment No. 5 ("Amendment No. 5") to the Schedule 13D dated February 9, 2005 of JQH Acquisition LLC, a Delaware limited liability company (the "Reporting Person"), as amended by Amendment No. 1 to the Schedule 13D dated March 1, 2005, Amendment No. 2 to the Schedule 13D dated March 14, 2005, Amendment No. 3 to the Schedule 13D dated May 6, 2005 and Amendment No. 4 to the
Schedule 13D dated June 7, 2005 (collectively, the "Schedule 13D") relating to the shares of Class A common stock, par value $0.01 per share (the "Shares"), of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Company"), is being filed (1) to report the entry into (a) an Agreement and Plan of Merger, dated as of June 14, 2005, among the Reporting Person, the Company and JQH Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of the Reporting Person ("Merger Sub"), (b) an Amended and Restated Transaction Agreement, dated as of June 14, 2005, among the Reporting Person, JD Holdings, LLC, a Delaware limited liability company and an affiliate of the Reporting Person ("JDH"), Mr. John Q. Hammons ("Mr. Hammons"), Mr. Hammons, as Trustee of the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated (the "Trust"), and Hammons, Inc., a Missouri corporation (the "Amended and Restated Transaction Agreement"), (c) a Commitment Letter, dated as of June 14, 2005 (the "iStar Commitment Letter"), between the Reporting Person and iStar Financial Inc. ("iStar") and (d) a Commitment Letter, dated as of June 23, 2005, between the Reporting Person and Jonathan D. Eilian ("Mr. Eilian") (the
"Equity Commitment Letter") and (2) to update Items 3, 4, 5 and 7 of the
Schedule 13D.

      Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 6 of the Schedule 13D. Accordingly, Items 1, 2 and 6 are omitted from this Amendment No. 5.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Schedule 13D is amended to insert the following paragraph at the end thereof:

      "On June 14, 2005, the Reporting Person entered into the Merger Agreement with the Company and Merger Sub. The Merger Agreement provides that upon consummation of the merger contemplated thereby, each outstanding Share (other than treasury shares, Shares held by the Reporting Person, Merger Sub, the Company or any wholly-owned subsidiary of the Company, and Shares as to which the Company's stockholders demand appraisal rights in compliance with Delaware law) will convert into the right to receive $24.00 in cash. Shares of the Company's Class B common stock, all of which are held by Mr. Hammons, the Company's principal stockholder, will remain outstanding as shares of common stock of the Company, as the surviving corporation in the merger contemplated by the Merger Agreement. A copy of the Merger Agreement is incorporated by reference to this Statement as Exhibit 19.

      On June 14, 2005, the Reporting Person also entered into the Amended and Restated Transaction Agreement, which amends and restates the Transaction Agreement (as defined below). The Amended and Restated Transaction Agreement sets forth the general structure of the merger contemplated by the Merger Agreement and the contemplated related transactions, as well as the general understandings and intentions of the parties with respect to such merger. A copy of the Amended and Restated Transaction Agreement is incorporated by reference to this Statement as
Exhibit 20.

      On June 14, 2005, the Reporting Person also entered into the iStar Commitment Letter, pursuant to which iStar agreed to provide an up to $165 million short-term debt facility to the Reporting Person to facilitate the transactions contemplated by the Merger Agreement and the Amended and Restated Transaction Agreement. The iStar Commitment Letter also provides that iStar will provide a $275 million line of credit to be used for the purpose of enabling a limited liability company controlled by the Reporting Person to provide a credit facility to Mr. Hammons and the Trust. A copy of the iStar Commitment Letter is attached to this Statement as Exhibit 21 and is incorporated herein by reference.

      On June 23, 2005, the Reporting Person entered into the Equity Commitment Letter, pursuant to which Mr. Eilian agreed to provide to the Reporting Person up to $21.04 million of equity financing for purposes of the merger contemplated by the Merger Agreement. A copy of the Equity Commitment Letter is attached to this Statement as Exhibit 22 and is incorporated herein by reference."

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is amended to insert the following immediately prior to the last paragraph of Item 4:

      "On June 14, 2005, the Reporting Person entered into the Merger Agreement with the Company and Merger Sub. The Merger Agreement provides that upon consummation of the merger contemplated thereby, each outstanding Share (other than treasury shares, Shares held by the Reporting Person, Merger Sub, the Company or any wholly-owned subsidiary of the Company, and Shares as to which the Company's stockholders demand appraisal rights in compliance with Delaware law) will convert into the right to receive $24.00 in cash. Shares of the Company's Class B common stock, all of which are held by Mr. Hammons, the Company's principal stockholder, will remain outstanding as shares of common stock of the Company, as the surviving corporation in the merger contemplated by the Merger Agreement.

      The merger is conditioned upon, among other things, approval by the Company's stockholders at a special meeting called for that purpose. Mr. Hammons has agreed to vote his shares in favor of the merger, and the Company has reserved the right to seek approval by holders of a majority of the Shares voting at the meeting not held by Mr. Hammons and his affiliates. A copy of the Merger Agreement is incorporated by reference to this Statement as Exhibit 19.

      On June 14, 2005, the Reporting Person also entered into the Amended and Restated Transaction Agreement, which amends and restates the Transaction Agreement. The Amended and Restated Transaction Agreement sets forth the general structure of the merger contemplated by the Merger Agreement and the contemplated related transactions, as well as the general understandings and intentions of the parties with respect to such merger.

      Under the Amended and Restated Transaction Agreement:

      - Mr. Hammons, the Trust and Hammons, Inc. (collectively, the "JQH Stockholders") agree to vote in favor of the merger and the other transaction agreements and, without regard to any recommendations by the Company, to vote against any competing proposal or other action or agreement that would prevent or hinder the completion of the merger and the related transactions.

      - The JQH Stockholders agree not to transfer or convey their equity interests in the Company or any of its affiliated companies, grant proxies or enter into any voting agreements with respect to their equity interests, deposit any equity interest into a voting trust, convert or allow conversion of their shares of Class B common stock into Shares, or cause to be declared or paid any dividends or distributions with respect to their equity interests of the Company or the Partnership.

      - The JQH Stockholders agree to discontinue any solicitation or discussions begun before entering into the Amended and Restated Transaction Agreement, to not commence any solicitation or discussion with any person, and to not authorize or approve of, any proposed or potential transaction other than the merger and related transactions described below.

      - The parties set forth generally their understanding of the actions necessary to comply with the terms and conditions of the Indenture, dated as of May 21, 2002, by and among the Partnership, John Q. Hammons Hotels Finance Corporation III, a Missouri corporation, and Wachovia Bank, National Association, as trustee, relating to the First Mortgage Notes due 2012.

      The Amended and Restated Transaction Agreement also contemplates that after the effective time of the merger, the following agreements will be consummated:

      The Company, as general partner, and the Trust, Hammons, Inc. and J.Q.H., Inc., as limited partners, will amend the partnership agreement of the Partnership by adopting Amendment No. 4 to the partnership agreement. Amendment No. 4 provides for allocation of a federal income tax deduction for amounts paid related to the granting of bonuses equal to option spreads on the stock of the Company owned by employees and former employees of the Partnership. A copy of Amendment No. 4 is incorporated by reference to this Statement as Exhibit 23.

      The Real Estate Sale and Non-Compete Agreement is an agreement by and among John Q. Hammons Hotels Two, L.P. ("Hotels Two"), the Trust and Mr. Hammons. This agreement calls for the sale by Hotels Two to the Trust of certain property and the granting of an exclusive option to purchase additional property. This agreement also provides that the Trust and Mr. Hammons will not, directly or indirectly through any affiliates, develop on either of the subject properties any hotel, motel, "condo," rental time-share or nightly rental hospitality project, for a stated period of time. A copy of the Real Estate Sale and Non-Compete Agreement is incorporated by reference to this Statement as Exhibit 24.

      The Reporting Person, Merger Sub, Atrium Hotels, LLC, the Partnership, Hotels Two, the Trust and Chateau Lake, LLC ("Chateau Lake") will enter into the Chateau Distribution Agreement, which provides for (a) the conveyance by Hotels Two, as sole member of Chateau Lake, to the Trust, all of Hotel Two's limited liability company interests in Chateau Lake (being 100% of the membership interests in Chateau Lake) and (b) the distribution of certain assets and liabilities of the Company and the Partnership to John Q. Hammons Hotels Management, LLC ("Management") in exchange for the transfer by the Trust of certain of its limited partnership interests in the Partnership to the Partnership for cancellation. A copy of the Chateau Distribution Agreement is incorporated by reference to this Statement as Exhibit 25.

      A Management Assets and Obligations Distribution Agreement will be entered into by the Reporting Person, the Company, the Partnership and Management under which Management will acquire certain assets owned by the Company and the Partnership and employ certain employees of the Company and the Partnership. This agreement provides for the distribution of certain assets and liabilities by the Company to the Partnership which, in turn, will then distribute such assets to Management, subject to certain conditions. In addition, Management will assume and agree to perform certain liabilities and obligations of the Company or the Partnership. A copy of the Management Assets and Obligations Distribution Agreement is incorporated by reference to this Statement as Exhibit 26.

      After Amendment No. 4 to the partnership agreement of the Partnership has been adopted, the Company, as general partner, and the Trust and Hammons, Inc., as limited partners, will adopt the Third Amended and Restated Limited Partnership Agreement, to recapitalize the Partnership as follows: (a) the respective limited partnership interests of the Trust and Hammons, Inc. will be converted to preferred interests in the Partnership, which will equal 2% of all of the outstanding partnership units of the Partnership at the closing of the merger; and (b) a portion of the Company's general partner partnership interest will be converted into $7 million of preferred interests in the Partnership. In addition, under the Third Amended and Restated Limited Partnership Agreement, iStar will provide financing to the Trust and Hammons, Inc., as limited partners, and to the Company, as general partner, in connection with the transactions occurring on the effective date of the merger; in return, the preferred interests in the Partnership will be pledged to iStar. A copy of the Third Amended and Restated Limited Partnership Agreement is incorporated by reference to this Statement as Exhibit 27.

      The Trust and the Company will enter into a Redemption Agreement that provides that, immediately after the adoption by the Partnership of the Third Amended and Restated Partnership Agreement, the Trust will deliver to the Company, and the Company will redeem, 294,100 shares of Class B common stock of the Company currently owned by the Trust in exchange for the delivery to the Trust of preferred interests in the Partnership by the Company. This agreement also stipulates that upon the redemption of the Company Class B common stock and upon the timely request of the Trust, the Company will cause the Partnership to make an election under Section 754 of the Internal Revenue Code of 1986, as amended. A copy of the Redemption Agreement is incorporated by reference to this Statement as Exhibit 28.

      Atrium GP, LLC, as general partner, and the Trust and Hammons, Inc., as limited partners, will adopt the Fourth Amended and Restated Partnership Agreement of the Partnership, pursuant to which the Partnership will be renamed "Atrium Hotels, L.P." and Atrium GP, LLC will replace the Company as general partner of the Partnership. A copy of the Fourth Amended and Restated Partnership Agreement is incorporated by reference to this Statement as Exhibit 29.

      The Tax Indemnity Agreement will be executed by Hotels Two, the Company, Mr. Hammons, the Trust and the Partnership. Pursuant to this agreement, Mr. Hammons, Hammons, Inc. and the Trust will receive thirty days advance notice of any contemplated or possible refinancing of any "existing guaranteed debt" to enable those parties to determine whether they desire to continue, reduce or eliminate their guarantee of or any contributory obligation with respect to any debt refinancing of such "existing guaranteed debt." In addition, the Partnership will, upon written request, permit Mr. Hammons, Hammons, Inc. and the Trust, or any of them, to take any action not adverse to the Partnership, the Company or any successor general partner of the Partnership necessary to increase the tax basis of Mr. Hammons, Hammons, Inc. and the Trust for federal income tax purposes in their interest in the Partnership. Furthermore, the Partnership will indemnify Mr. Hammons, Hammons, Inc. and the Trust and hold them harmless from the income tax assumed to be imposed on them as a result of an event giving rise to an indemnity payment under such agreement. In addition, the Partnership will indemnify Mr. Hammons, the Trust and Hammons, Inc. from the assumed tax burden resulting from a sale of any of certain properties owned by the Partnership during Mr. Hammons' lifetime, and will agree to refrain from any voluntary sale of such properties unless certain conditions are met. A copy of the Tax Indemnity Agreement is incorporated by reference to this Statement as
Exhibit 30.

      Pursuant to a Sponsor Right of First Refusal Agreement to be entered into by and among Mr. Hammons, the Trust, twelve entities controlled by Mr. Hammons (which own certain hotels controlled by Mr. Hammons) and JDH, JDH will obtain a right of first refusal to purchase any of the hotels owned by, or subsequently acquired or developed by, Mr. Hammons, the Trust, or any other entity directly or indirectly controlled by Mr. Hammons, the Trust, or any of their affiliates, under certain conditions, if a purchase agreement is executed with a third party to sell such hotel. In addition, to the extent that a partial interest in any such hotel is being sold, JDH will have the right to purchase such hotel in its entirety on substantially the same economic terms agreed with the third-party buyer. A copy of the Sponsor Right of First Refusal Agreement is incorporated by reference to this Statement as Exhibit 31.

      The Partnership and Hotels Two, each on behalf of itself and its subsidiaries and Mr. Hammons and the Trust, will enter into a JQH Right of First Refusal Agreement. The agreement stipulates that, prior to the sale of certain hotels, the Reporting Person will provide to Mr. Hammons a written purchase and sale agreement describing the sale. Mr. Hammons may elect to purchase any such hotel from the applicable seller by providing a notice to the Reporting Person within thirty (30) days following the date of notice. The parties would then close the sale transaction on substantially identical economic terms. A copy of the JQH Right of First Refusal Agreement is incorporated by reference to this Statement as Exhibit 32.

      A Non-Solicitation Agreement will be executed by the Reporting Person, Newco, LLC, the Partnership, the Company, Mr. Hammons, the Trust and Management. The Reporting Person, the Company, the Partnership and their affiliates will agree not to solicit to hire or hire, without the prior written consent of Mr. Hammons, any management level employees of Management. A copy of the Non-Solicitation Agreement is incorporated by reference to this Statement as
Exhibit 33.

      The Partnership and the Reporting Person will enter into a Corporate Overhead Fee Agreement, pursuant to which the Partnership will engage the Reporting Person to perform services in the field of financial, strategic planning, asset and management consulting services and other similar management areas. In exchange, the Partnership will pay the Reporting Person an annual fee of $1,000,000. A copy of the Corporate Overhead Fee Agreement is incorporated by reference to this Statement as Exhibit 34.

      The Development Restriction Agreement is an agreement by and among the Partnership, Hotels Two, a wholly-owned subsidiary of the Partnership intended to be treated as a taxable real estate investment trust ("REIT") subsidiary ("TRS"), Mr. Eilian, Atrium Hotels, LLC and affiliates of any of them and Mr. Hammons and the Trust, and any affiliates of them. In this agreement, the Partnership, Hotels Two, TRS, Mr. Eilian, Atrium Hotels, LLC and Mr. Hammons and his affiliates will establish certain procedures governing the development and construction (but not the acquisition) of any new hotel. At the option of the owner of an existing hotel, an impact study will be performed, except for four hotels currently under development by Mr. Hammons and his affiliates, to determine the effect of a new hotel proposed to be built in the market area of the applicable existing hotel. To the extent that a negative impact would be quantified as 2% or more of annual gross revenues on such existing hotel, the relevant parties will either enter into a joint venture with respect to the new facility, or the new hotel will not be built. This Development Restriction Agreement will continue until the earlier of Mr. Hammons' death or the final redemption of all of the Hammons preferred units in, or liquidation of, the Partnership pursuant to certain provisions in the Partnership Agreement. A copy of the Development Restriction Agreement is incorporated by reference to this Statement as Exhibit 35.

      TRS will lease certain hotels from the Partnership and Hotels Two pursuant to a general form of lease agreement. A copy of the lease agreement is incorporated by reference to this Statement as Exhibit 36.

      Management, the Partnership, Hotels Two, TRS and the "Hammons Owners" (entities listed in Schedule I of the Revenue Sharing Agreement) will enter into a Revenue Sharing Agreement. The Revenue Sharing Agreement terminates the obligations of Management with respect to certain properties. The affiliates of Mr. Hammons will be required to pay the Partnership two percent (2%) of gross revenues on certain properties in lieu of management fees. Additionally, the Partnership will pay Management the amount by which the actual operating costs exceed the fee charged under the Management Services Agreement, described below. The Revenue Sharing Agreement will run concurrently with the Management Services Agreement. A copy of the Revenue Sharing Agreement is incorporated by reference to this Statement as Exhibit 37.

      A Management Services Agreement will be entered into between TRS and Management. Management will provide management services to certain current and future properties owned, leased, or managed by TRS. Management will also provide portfolio management services for TRS consistent with past practices. In exchange, TRS will pay as the management fee the actual operating costs incurred by Management, including an annual salary of $200,000 plus benefits paid to Mr. Hammons. However, TRS will not be obligated to pay any fee in excess of the amount for which TRS could receive comparable management services in an arm's-length transaction. To the extent the management-related operating expenses of Management exceed such an amount, the Partnership will pay the excess amount. A copy of the Management Services Agreement is incorporated by reference to this Statement as Exhibit 38.

      The iStar Funding Agreement is an agreement by and between iStar, a prospective Borrower to be formed by Mr. Hammons and a lender to be formed by Mr. Eilian, under which the Borrower requests that iStar agree to fund amounts due to Borrower under a Loan Agreement with Lender should Lender fail to satisfy its funding obligations under the Lender Loan Agreement. The Funding Agreement provides that Borrower and Lender enter into certain additional agreements with respect to the Lender's Loan. A copy of the iStar Funding Agreement is incorporated by reference to this Statement as Exhibit 39.

      The long term line of credit agreement is an agreement by and between an entity to be formed by Mr. Hammons and an entity to be formed by Mr. Eilian, whereby Mr. Eilian's entity will agree to make loans to Mr. Hammons' entity from time to time in an aggregate amount not to exceed $275,000,000. Each loan will be in a minimum principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Outstanding principal will be paid at a Base Rate. The Base Rate is defined as (a) the greater of (i) the London Interbank Offered Rate ("LIBOR") or an alternate rate if LIBOR ceases to be published or (ii) 3.22% per annum, plus (b) one percent (1%). A copy of the Long Term Line of Credit Agreement is incorporated by reference to this Statement as Exhibit 40.

      A copy of the Amended and Restated Transaction Agreement is attached to this Statement as Exhibit 20 and is incorporated herein by reference.

      The foregoing descriptions of each of these agreements do not purport to be complete and are qualified in their entirety by reference to the form of the agreements, which are filed as exhibits hereto, and are incorporated herein by reference."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a) of the Schedule 13D is amended by deleting therefrom the words "Transaction Agreement" and replacing them with "Amended and Restated Transaction Agreement".

      Item 5(b) of the Schedule 13D is amended by deleting therefrom the words "Transaction Agreement" and replacing them, in each instance, with "Amended and Restated Transaction Agreement".

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 19 Agreement and Plan of Merger among JQH Acquisition LLC, JQH Merger Corporation and John Q. Hammons Hotels, Inc., dated as of June 14, 2005.*

Exhibit 20 Amended and Restated Transaction Agreement, dated as of June 14, 2005 by and among JD Holdings, LLC, JQH Acquisition LLC, J.Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and Hammons, Inc.*

Exhibit 21 iStar Commitment Letter, dated as of June 14, 2005, between JQH Acquisition LLC and iStar Financial Inc.

Exhibit 22 Equity Commitment Letter, dated as of June 23, 2005, between Jonathan
D. Eilian and JQH Acquisition LLC.

Exhibit 23 Form of Amendment No. 4, to the Second Amended and Restated Agreement of Limited Partnership of John Q. Hammons Hotels, L.P., dated as of November 23, 1994 between John Q. Hammons Hotels, Inc., as general partner, the Revocable Trust of John Q. Hammons dated December 28, 1989, as amended and restated, Hammons, Inc., and J.Q.H., Inc., as limited partners.*

Exhibit 24 Form of Real Estate Sale and Non-Compete Agreement regarding certain properties, by and between John Q. Hammons Hotels Two, L.P., the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated and John Q. Hammons.*

Exhibit 25 Form of Chateau Distribution Agreement by and among JQH Acquisition LLC, JQH Merger Corporation, Atrium Hotels, LLC, John Q. Hammons Hotels, L.P.,

John Q. Hammons Hotels Two, L.P., the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and Chateau Lake, LLC.*

Exhibit 26 Form of Management Assets and Obligations Distribution Agreement among JQH Acquisition LLC, John Q. Hammons Hotels, Inc., John Q. Hammons Hotels, L.P., and JQH Hotels Management, LLC, a Delaware limited liability company.*

Exhibit 27 Form of Third Amended and Restated Limited Partnership Agreement of John Q. Hammons Hotels, L.P. among John Q. Hammons Hotels, Inc., as general partner of the Partnership, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons, Inc. and any additional limited partner that is admitted to the Partnership from time to time.*

Exhibit 28 Form of Redemption Agreement among the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated and John Q. Hammons Hotels, Inc.*

Exhibit 29 Form of Fourth Amended and Restated Agreement of Limited Partnership of John Q. Hammons Hotels, L.P. among Atrium GP, LLC, as general partner, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons, Inc. and any additional limited partner that is admitted from time to time.*

Exhibit 30 Form of Tax Indemnity Agreement among John Q. Hammons, Hammons, Inc., the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, John Q. Hammons Hotels, Inc., John Q. Hammons Hotels, L.P., and John
Q. Hammons Hotels Two, L.P.*

Exhibit 31 Form of Right of First Refusal Agreement among John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons of New Mexico, LLC, Hammons of Frisco, LLC, Hammons of Colorado, LLC, Hammons of Arkansas, LLC, Hammons of South Carolina, LLC, City Center Hotel Corporation, Hammons of Huntsville, LLC, Hammons of Lincoln, LLC, Hammons of Franklin, LLC, Hammons of Richardson, LLC, Richardson Hammons, LP and John Q. Hammons Center, LLC and JD Holdings, LLC, and any Affiliate thereof.*

Exhibit 32 Form of Right of First Refusal Agreement among John Q. Hammons Hotels, L.P., and John Q. Hammons Hotels Two, L.P., each on behalf of itself and its Subsidiaries and John Q. Hammons and the Revocable Trust of John Q. Hammons dated December 28, 1989, as amended and restated.*

Exhibit 33 Form of Non-Solicitation Agreement among JQH Acquisition LLC, Newco, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels, Inc., John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated and JQH Hotels Management, LLC.*

Exhibit 34 Form of Corporate Overhead Fee Agreement between John Q. Hammons Hotels, L.P. and JQH Acquisition LLC.*

Exhibit 35 Form of Development Restriction Agreement among John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., and TRS, each on behalf of itself and its Subsidiaries and Jonathan D. Eilian, Atrium Hotels, LLC, and John
Q. Hammons, the Revocable Trust of John Q. Hammons dated December 28, 1989, as amended and restated and any Affiliate of John Q. Hammons or the Revocable Trust of John Q. Hammons dated December 28, 1989, as amended and restated which develops or constructs hotels and related facilities.*

Exhibit 36 A generic form of lease agreement to be entered into by a taxable REIT subsidiary, as lessee, and John Q. Hammons Hotels, L.P., or John Q. Hammons Hotels Two, L.P., as lessor.*

Exhibit 37 Form of Revenue Sharing Agreement among John Q. Hammons Management Company, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., TRS, and John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Richardson Hammons, LP, Hammons of Franklin (Under Richardson Hammons LP), Hammons of Richardson (Under Richardson Hammons
LP), Hammons of Arkansas, LLC, Hammons of Colorado, LLC, Hammons of Frisco, LLC, Hammons of Huntsville, LLC, Hammons of N. Mexico, LLC, Hammons of S. Carolina, LLC, Chateau Lake LLC, City Centre Hotel Corporation, and John Q. Hammons Center, LLC.*

Exhibit 38 Form of Management Services Agreement between TRS Subsidiary and John
Q. Hammons Management Company, LLC.*

Exhibit 39 Form of Funding Agreement to be entered into by iStar Financial Inc., a yet to be determined borrower and yet to be determined lender.*

Exhibit 40 Form of Long Term Line of Credit Agreement between an entity to be formed by Mr. Hammons and an entity to be formed by Mr. Eilian.*

---------------------
* Incorporated by reference to the Current Report on Form 8-K filed by John Q. Hammons Hotels, Inc. on June 20, 2005.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 2005

                                        JQH ACQUISITION LLC

                                        By: /s/ Jonathan D. Eilian
                                            ------------------------------------
                                            Name:   Jonathan D. Eilian
                                            Title:  Managing Member